SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at January 21, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

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Form 20-F...X.... Form 40-F.........

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 21, 2004

* Print the name and title of the signing officer under his signature.

_____________________________________
Northern Dynasty Minerals Ltd.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY'S PEBBLE GOLD-COPPER DEPOSIT ESTABLISHED
AS ONE OF THE WORLD'S RARE BEHEMOTHS HOSTING RESOURCES
OF 26.5 MILLION OUNCES OF GOLD AND 16.5 BILLION POUNDS OF COPPER

January 21, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to report the results of a new independent mineral resource estimate for the Pebble porphyry gold-copper-molybdenum deposit in southwestern Alaska. The estimate was completed by the internationally recognized minerals industry consulting firm, Norwest Corporation (Norwest). Their work establishes Pebble as the largest deposit of contained gold resources in North America. It also establishes Pebble as the second largest deposit of contained copper resources in North America (Source: Metals Economics Group, December 2003).

Norwest has estimated that the Pebble deposit contains 26.5 million ounces of gold and 16.5 billion pounds of copper within an Inferred Mineral Resource of 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 grams gold per tonne, 0.27% copper and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). Importantly, the Norwest estimate has significantly expanded the higher grade resources to 435 million tonnes of 0.49 grams gold per tonne, 0.42% copper and 0.021% molybdenum, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent. These higher-grade resources will facilitate rapid recovery of capital costs during the early years of a large scale mining operation.

Norwest's estimate is based on drill core assay results from 19,948 metres of drilling in 59 holes completed by Northern Dynasty during 2003 and 18,353 metres in 110 holes by Cominco American Incorporated to 1997. The resource estimate was completed under the direction of John Nilsson, P.Eng., Project Manager for Norwest Corporation, an independent Qualified Person as defined by National Instrument 43-101. Norwest is one of the largest privately held engineering service companies in North America and employs a highly experienced team working in all facets of the mining industry. Norwest was chosen to complete the independent resource estimate at Pebble because of their extensive bulk tonnage mining experience and their work on numerous North American projects in Alaska, British Columbia, Yukon and the Northwest Territories. A technical report detailing the resource estimate will be filed on SEDAR within 30 days. The specific breakdown of Inferred Mineral Resources for the Pebble deposit above varying cut-off grades is tabulated below:

PEBBLE DEPOSIT INFERRED MINERAL RESOURCES1

Cut-Off	Size	Grade				Contained Metal
CuEQ[2] %	Million Tonnes	Copper %	Gold g/t	Moly %	CuEQ[2] %	Copper B lbs	Gold M oz
0.30	2,737	0.27	0.30	0.015	0.55	16.5	26.5
0.40	2,232	0.30	0.33	0.016	0.60	14.5	23.8
0.50	1,573	0.32	0.37	0.017	0.66	11.3	18.8
0.60	883	0.37	0.43	0.019	0.74	7.1	12.1
0.70	435	0.42	0.49	0.021	0.84	4.0	6.8
0.80	208	0.48	0.55	0.023	0.95	2.2	3.7

Note 1 Mineral resources do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 2 Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)
AuEQ = Au g/t + (Cu % x 17.64/11.25) + (Mo % x 99.23/11.25)

Bob Dickinson, Co-Chairman said "Our drilling in 2003, has exceeded our expectations and massively increased the previous estimate of Inferred Resources at Pebble. When comparing the world's giant gold-copper porphyry deposits in terms of contained gold resources, Pebble and Telfer share second ranking, only behind the huge Grasberg deposit. We plan to develop a major mine in the shortest possible time frame."

All gold and copper companies in the world are benefiting from the recent increase in commodity prices but not all global producers are gaining the same advantage. This is, in part, because miners operating outside of the United States are being negatively affected by the reciprocal rise in the value of their own currency in comparison to the US dollar. With its Alaskan location, Northern Dynasty's Pebble project will receive the full benefit of strengthening gold and copper prices and is highly leveraged to profit from further price increases.

Immediate plans for Pebble are, to develop the drill parameters for definition of measured and indicated resources, complete a preliminary Sizing Study that will facilitate the start of environmental base line measurements for the permitting process, and collect engineering data for specific mine, mill and infrastructure design. This work has commenced.

Pebble has an excellent configuration for very low cost open-pit mining. The mineralization is very continuous with almost no internal waste and is persistent over a broad area measuring at least 3 kilometres E-W by 2 kilometres N-S. Mineralization begins right at the bedrock surface which is covered only by a thin veneer of gravel ranging from 5 to 25 metres thick, indicating the deposit will have an unusually low stripping ratio. The deposit is open to the south, west and to the east under thickening Tertiary cover. Currently, the deposit averages 350 metres thick and is open to depth.

Northern Dynasty has substantiated that the Pebble deposit constitutes about 5 percent of a much larger hydrothermal sulphide system covered by the property. This mineral rich terrain is outlined by an 89 square kilometre IP/chargeability anomaly, measuring 21 kilometres in length and up to 9 kilometres in width. The United States Geological Survey has listed the Pebble mineralized system as the most extensive in the world. Large-scale porphyry systems commonly host multiple deposits and Northern Dynasty's first pass exploration program in 2002 made several new discoveries indicating substantial potential for additional gold, copper and molybdenum resources within this giant mineralized system (see News Releases dated July 15, 2002 and October 15, 2002).

Pebble is favourably located in southwestern Alaska in a region of low rolling hills with an average elevation of only 350 metres above sea level. The project is situated only 132 kilometres from tidewater along a proposed level road route to a year round deep-sea port on Cook Inlet. The town of Iliamna, 25 kilometres from the project, has an airport with two 1500-metre paved runways that serve 3 daily scheduled flights from Anchorage. The district also enjoys a more favourable winter climate than much of the north-central United States.

Drill hole location maps, an outline of the Pebble deposit, and a complete tabulation of assays from Northern Dynasty's drill programs to date may all be found on Northern Dynasty's website at www.northern dynasty.com.

Mark Rebagliati, P.Eng., is the Qualified Person for Pebble and is supervising the quality control and quality assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the SGS Mineral Services laboratory in Fairbanks for sample preparation. Sample pulps are shipped by airfreight to SGS Canada Inc., Toronto, Canada (an ISO 9002 certified laboratory) for analyses. Gold is determined by Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. For results greater than 2,000 ppb gold, samples are re-analyzed by one-assay-ton FA fusion with a gravimetric finish. Copper assays are conducted with sodium peroxide fusion and Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are analyzed for Cu and Mo, and 31 additional elements by aqua regia digestion (ICP-ES). Northern Dynasty includes standards and duplicates in addition to the laboratory's internal quality control work.

Northern Dynasty is a Hunter Dickinson managed mine-development company focused on the creation of significant value through the exploration and development of the most extensive gold-copper district in the world. Only five percent of the district hosts the 2.74 billion tonne Pebble gold-copper-molybdenum open pit deposit, which contains inferred mineral resources of 26.5 million ounces of gold and 16.5 billion pounds of copper. Northern Dynasty hold options to acquire from Teck Cominco and Hunter Dickinson Group Inc. a 100% interest (subject to no underlying royalty or back-in rights) in the "Resource Lands" which host the Pebble deposit. Northern Dynasty is also earning a minimum 50% interest in the extensive surrounding "Exploration Lands".

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.